Exhibit 99.1

Ambrx Biopharma Inc. Reports 1H 2021 Financial Results and

Provides Corporate Update

SAN DIEGO, Calif., October 28, 2021 – Ambrx Biopharma Inc., or Ambrx, (NYSE: AMAM), a clinical stage biopharmaceutical company using an expanded genetic code technology platform to discover and develop Engineered Precision Biologics (EPBs), today provided a corporate update and reported financial results for the first half of 2021.

“I want to thank the entire Ambrx team for their efforts in making our June IPO such a success. I believe we have created a strong foundation on which to grow our company. Subsequently, we provided several clinical updates regarding our ARX788 program in gastric cancer and our ARX517 program in PSMA expressing tumors. For ARX788, the first patient was dosed in our co-sponsored ACE-Gastric-02 Phase 2/3 clinical study and updated positive data from our co-sponsored ACE-Gastric-01 study was presented at The Chinese Society of Clinical Oncology (CSCO) annual meeting. We were also able to dose the first patient in our Phase 1 trial of ARX517 in the United States,” said Feng Tian, Ph.D., Chairman of the Board, President and CEO of Ambrx. “Additionally, during the period, Ambrx strengthened its leadership team with the formation of a Scientific Advisory Board, the appointment of Sonja Nelson as CFO, and the addition to our Board of Directors of Olivia Ware and Katrin Rupalla. I am proud of how far Ambrx has come and look forward to carrying forward the momentum we have built into the end of the year and beyond.”

1H 2021 and Subsequent Highlights

•

Positive Data on ARX788 for the Treatment of HER2+ Gastric Cancer Presented at CSCO. In October, NovoCodex Pharmaceuticals Ltd., Ambrx’s partner in China, presented positive interim data from the ACE-Gastric-01 Phase 1 clinical study of ARX788 for the treatment of HER2+ metastatic gastric / gastroesophageal junction (GEJ) cancer at CSCO. The data presented added to and updated initial trial data presented by both companies at the 2021 American Society of Clinical Oncology (ASCO) Annual Meeting in June 2021.

•

Advanced the Development of ARX788 in Three Trials. Subsequent to the end of first half of the year, Ambrx dosed the first patient in a global Phase 2/3 clinical study of ARX788 (ACE-Gastric-02) in patients with HER2+ gastric/GEJ cancer, initiated a global Phase 2 basket clinical study of ARX788 (ACE-Pan tumor-02) for HER2-mutated or HER2-amplified/over-expressed solid tumors, and initiated a Phase 2 clinical study of ARX788 (ACE-Breast-03) in patients with HER2+ metastatic breast cancer.

•

First Patient Dosed in a Phase 1 Trial for ARX517. In August, Ambrx announced that the first patient had been dosed in a Phase 1, multicenter, dose-escalation, and dose expansion study to evaluate the safety, pharmacokinetics, and anti-tumor activity of ARX517, an ADC being developed to treat subjects with prostate specific membrane antigen (PSMA) expressing tumors.

•

BMS Provided Update on FA Relaxin Program. In August, BMS provided notice that it closed the FA Relaxin Studies CV019-008 and CV019-010 based on internal considerations and not upon any observed safety concerns.

•

Completed Successful Initial Public Offering. In June, Ambrx successfully completed its initial public offering raising $126.0 million in gross proceeds prior to deducting underwriting discounts, commissions and offering expenses. Ambrx’s American Depository Shares (ADSs) began trading on the New York Stock Exchange under the symbol “AMAM” on June 18, 2021. In addition, in early July, the underwriters partially exercised their greenshoe option resulting in additional gross proceeds to Ambrx of approximately $16.1 million prior to deducting underwriting discounts, commissions and offering expenses.

•

Reorganization. During the second quarter of 2021, Ambrx completed a reorganization of its corporate structure. As a result, Ambrx Shanghai and Ambrx Hong Kong became wholly owned subsidiaries of Ambrx Biopharma Inc.

•

Formed a Scientific Advisory Board (SAB). In June, Ambrx announced the formation of a Scientific Advisory Board comprised of industry leaders in oncology and protein sciences. The board is chaired by Peter Schultz, Ph.D., President and CEO of Scripps Research and a professor of chemistry. The other founding members of the Ambrx SAB include: Stuart Lutzker, M.D., Ph.D., an industry veteran with decades of oncology drug development experience; Jakob Dupont, M.D., a renowned expert in oncology, immunology and cell therapy; Melissa Starovasnik, Ph.D., an accomplished scientific leader and 28-year Genentech veteran; Luisa Salter-Cid, Ph.D., M.Sc., the Chief Scientific Officer at Pioneering Medicines; and Feng Tian, Ph.D., the Chairman of the Board of Directors, President and CEO of Ambrx.

•

Appointed Sonja Nelson as CFO. In June, Sonja Nelson joined Ambrx as its Chief Financial Officer. Ms. Nelson is an experienced financial executive, who joined Ambrx with 10 years of executive experience within the biotechnology industry. Most recently, she served as Chief Financial Officer at NantKwest, now ImmunityBio.

•

Strengthened Board of Directors with Two New Appointments. In April, Ambrx appointed Olivia C. Ware, an accomplished biotech and pharmaceutical executive, and Katrin Rupalla, Ph.D., Senior Vice President of Regulatory Affairs, R&D Quality and Medical Information at Lundbeck, to its Board of Directors.

Anticipated Near-Term Milestones

•	Additional data from the Phase 1 clinical study of ARX788 (ACE-Breast-01) in patients with HER2+ metastatic breast cancer in 2H 2021.

•	Submit an Investigational New Drug (IND) application for ARX305 in patients with cancer (renal cell carcinoma (RCC) and other cancers) in 1H 2022.

Financial Highlights

•

Cash and Cash Equivalents: Cash and cash equivalents were $167.2 million as of June 30, 2021. In July, the underwriters partially exercised the greenshoe option resulting in net proceeds of $14.9 million to Ambrx.

•

Revenue: Revenue was $5.1 million for the six months ended June 30, 2021, as compared to $6.5 million for the six months ended June 30, 2020. The decrease was primarily driven by revenue recognized associated with upfront payments related to our R&D agreements, partially offset by increased 3rd party reimbursable charges.

•

Research and development (R&D) expenses: R&D expenses were $22.1 million for the six months ended June 30, 2021, as compared to $9.9 million for the six months ended June 30, 2020. The increase of $12.2 million was mainly due to increased costs related to new clinical trial programs and related manufacturing costs as well as personnel related costs including stock-based compensation expense.

•

General and administrative (G&A) expenses: G&A expenses were $8.4 million for the six months ended June 30, 2021, as compared to $2.6 million for the six months ended June 30, 2020. The increase of $5.8 million was mainly attributable to professional services and fees in connection with preparing for Ambrx’s IPO, expenses associated with the corporate structure reorganization, and personnel related costs including stock-based compensation expense.

•

Other expenses: Other expense, net, for the six months ended June 30, 2021 was $3.9 million, which is primarily due to a change in fair value of Ambrx’s redeemable noncontrolling interest liability in connection with the purchase of shares held by minority shareholders in Ambrx Shanghai which was part of Ambrx’s reorganization of its corporate structure, completed during the second quarter of 2021.

•	Net loss: Net loss for the six months ended June 30, 2021 was $29.0 million, as compared to $5.4 million for the six months ended June 30, 2020.

About Ambrx Biopharma Inc. (Ambrx)

Ambrx is a clinical stage biopharmaceutical company using an expanded genetic code technology platform to discover and develop Engineered Precision Biologics. These include next generation antibody drug conjugates (ADCs), bispecifics, targeted immuno-oncology therapies, novel cytokines to modulate the immune system, and long-acting therapeutic peptides for metabolic and cardiovascular disease. Ambrx is advancing a robust portfolio of clinical and preclinical programs designed to optimize efficacy, safety and ease of use, in multiple therapeutic areas, including its lead product candidate ARX788. In addition, Ambrx has clinical collaborations with multiple partners, for drug candidates generated using Ambrx technology. For more information, please visit www.ambrx.com.

Forward-Looking Statements

This press release includes certain “forward-looking statements” intended to qualify for the “safe harbor” from liability established by the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements may be identified by the words “anticipate,” believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “may,” “will,” “could,” “should,” “seek,” “potential” and similar expressions, and include, without limitation, express or implied statements regarding Ambrx’s beliefs and expectations regarding the advancement and potential benefits of its product candidates, clinical development and strategic plans, the timing of future events, and anticipated upcoming milestones. Forward-looking statements are based on Ambrx’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Factors that could cause actual results to differ include, but are not limited to, those risks and uncertainties associated with: the impact of the COVID-19 pandemic on Ambrx’s business, operations, strategy, goals and anticipated milestones; Ambrx’s ability to execute on its strategy including with respect to the timing of its R&D efforts, initiation of clinical studies and other anticipated milestones; risks associated with development of novel therapeutics, including potential delays in clinical trials and regulatory submissions and the fact that future clinical trial results may not be consistent with preliminary results or results from prior preclinical studies or clinical trials; Ambrx’s ability to fund operations as anticipated; and the additional risks and uncertainties set forth more fully under the caption “Risk Factors” in Ambrx’s registration statement on Form F-1 filed with the United States Securities and Exchange Commission (SEC) on June 14, 2021, and elsewhere in Ambrx’s filings and reports with the SEC. Forward-looking statements contained in this announcement are made as of this date, and Ambrx undertakes no duty to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law.

Contacts

INVESTORS

Laurence Watts

Managing Director

Gilmartin Group, LLC.

619-916-7620

ir@ambrx.com

MEDIA

Ian Stone

Managing Director

Canale Communications

(619) 849-5388

media@ambrx.com

Source: Ambrx

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AMBRX BIOPHARMA INC.

Condensed Consolidated Statements of Operations and Comprehensive Loss

(Unaudited; In thousands, except share and per share data)

	For the Six Months Ended June 30
	2021	2020
Revenues	$5,132	$6,480
Operating expenses:
Research and development	22,079	9,937
General and administrative	8,355	2,588

Total operating expenses	30,434	12,525

Loss from operations	(25,302)	(6,045)
Other (expense) income, net:
Interest income	—	33
Other expense, net	(13)	(26)
Change in fair value of redeemable noncontrolling interests	(3,903)	—

Total other (expense) income, net	(3,916)	7

Loss before provision for income taxes	(29,218)	(6,038)
Provision for income taxes	(1)	(1)

Net loss	(29,219)	(6,039)
Less: net loss attributable to the redeemable noncontrolling interests	209	604

Net loss attributable to Ambrx Biopharma Inc. shareholders	$(29,010)	$(5,435)

Net loss per share attributable to Ambrx Biopharma Inc. ordinary shareholders— basic and diluted	$(1.63)	$(0.04)

Weighted-average ordinary shares used to compute net loss per share attributable to shareholders basic and diluted	17,748,713	136,103,616

Other comprehensive loss, net of tax:
Net loss	$(29,219)	$(6,039)
Foreign currency translation adjustment	(18)	(43)

Comprehensive loss	(29,237)	(6,082)
Less: comprehensive loss attributable to the redeemable noncontrolling interests	208	609

Comprehensive loss attributable to Ambrx Biopharma Inc.	$(29,029)	$(5,473)

AMBRX BIOPHARMA INC.

Condensed Consolidated Balance Sheets

(Unaudited; In thousands, except share data)

	June 30,	December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$167,201	$90,462
Restricted cash	831	816
Accounts receivable, net	746	428
Prepaid expenses and other current assets	4,251	1,371

Total current assets	173,029	93,077
Property and equipment, net	968	850
Right-of-use assets	1,989	2,641
Intangible assets, net	37,337	36,829
Other long-term assets	402	624

Total assets	$213,725	$134,021

Liabilities, Redeemable Noncontrolling Interests, Convertible Preferred Shares and Shareholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$3,768	$2,820
Accrued liabilities	7,732	2,375
Operating lease liabilities, current portion	1,670	1,595
Deferred revenue, current portion	4,314	6,470

Total current liabilities	17,484	13,260
Operating lease liabilities, net of current portion	740	1,598
Accrued liabilities, net of current portion	67	138
Deferred tax liabilities	880	880
Deferred revenue, net of current portion	1,757	3,261

Total liabilities	20,928	19,137
Redeemable noncontrolling interests	—	1,287
Convertible preferred shares, $0.0001 par value; no share authorized at June 30, 2021; 217,575,009 shares authorized at December 31, 2020
Series A convertible preferred shares, no shares designated at June 30, 2021; 160,000,000 shares designated at December 31, 2020; no shares and 135,936,550 shares outstanding at June 30, 2021 and December 31, 2020, respectively. $0 and $176,396 liquidation preference at June 30, 2021 and December 31, 2020, respectively	—	157,689
Series B convertible preferred shares, no shares designated at June 30, 2021; 57,575,009 shares designated at December 31, 2020; no shares and 57,575,008 shares outstanding at June 30, 2021 and December 31, 2020, respectively. $0 and $100,000 liquidation preference at June 30, 2021 and December 31, 2020, respectively	—	95,342
Shareholders’ Equity (Deficit)
Ordinary shares, par value $0.0001 500,000,000 and 200,000,000 shares authorized at June 30, 2021 and December 31, 2020 respectively; 244,686,437 and 170,000 shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively	24	—
Additional paid-in capital	368,126	6,805
Accumulated other comprehensive loss	(790)	(686)
Accumulated deficit	(174,563)	(145,553)

Total shareholders’ equity (deficit)	192,797	(139,434)

Total liabilities, redeemable noncontrolling interests, convertible preferred shares and shareholders’ equity (deficit)	$213,725	$134,021